EXHIBIT 99.1

      (1) The 45,125 shares of Common Stock of the Issuer reported in the first line of Table I of this Form 4 were distributed by Plainfield Liquid Strategies Master Fund Limited ("Liquid Strategies Fund") to its shareholders as an in-kind distribution on a pro rata basis (the "Distribution"). In connection with the Distribution, Max Holmes ("Max Holmes"), as a shareholder of the Liquid Strategies Fund, received 2,626 shares of Common Stock of the Issuer, as reported in the second line of Table I of this Form 4. Plainfield Asset Management LLC ("Asset Management") is the manager of Plainfield Special Situations Master Fund II Limited ("Master Fund II"), Plainfield OC Master Fund Limited ("OC Fund") and Plainfield Liquid Strategies, each a private investment vehicle. Max Holmes, an individual, is the chief investment officer of Asset Management. Max Holmes, Asset Management, Master Fund II, and OC Fund are referred to collectively as the "Reporting Persons". The Reporting Persons own an aggregate of 2,015,001 shares of Common Stock of the Issuer, of which Master Fund II directly owns 1,786,750 shares, OC Fund directly owns 225,625 shares, and Max Holmes owns 2,626 shares. After the Distribution, Liquid Master Fund no longer owns any Common Stock of the Issuer.

      (2) The Reporting Persons and Liquid Master Fund, together with Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., M.H. Davidson & Co., M.H. Davidson & Co. GP, L.L.C., Davidson Kempner International, Ltd., Davidson Kempner Distressed Opportunities Fund LP, Davidson Kempner Distressed Opportunities International Ltd., MHD Management Co., MHD Management Co. GP, L.L.C. Davidson Kempner Advisors Inc., Davidson Kempner International Advisors, L.L.C., DK Group LLC, DK Management Partners LP, DK Stillwater GP LLC, Thomas J. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Timothy J. Levart, Robert J. Brivio, Jr., Eric P. Epstein, Anthony A. Yoseloff, Avram Z. Friedman, Conor Bastable, Brigade Capital Management, LLC, Brigade Leveraged Capital Structures Fund. Ltd., Donald E. Morgan, III (collectively, the "Committee Members"), are part of an Ad Hoc Committee of the Issuer's stockholders, which was formed to evaluate and assert the rights of the Issuer's equity holders in the Issuer's bankruptcy proceedings. Collectively, the Committee Members own more than 10% of the Issuer's outstanding Common Stock. It is anticipated that, as a result of the Distribution which resulted in Liquid Strategies Fund no longer owning any Common Stock of the Issuer, Liquid Strategies Fund will no longer be part of the Ad Hoc Committee. Notwithstanding the Reporting Persons' participating in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for purposes of acquiring, holding, voting or disposing of equity securities of the Issuer. Each of the Reporting Persons disclaims membership in a group with the other participants of the Ad Hoc Committee for purposes of
Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      (3) Each of the Reporting Persons disclaims beneficial ownership of all securities described above for which it is not the record owner, and this report shall not be deemed an admission that any of the Reporting Persons is a beneficial owner of the securities for purposes of Section 16 of the Exchange Act or for any other purpose, except to the extent of their pecuniary interest therein.